Cawley, Gillespie & Associates, Inc.

petroleum consultants

13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1707	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

April 18, 2013

Scott Feldhacker

Chief Executive Officer and Director

American Standard Energy Corp

4800 N Scottsdale Rd, Ste 1400

Scottsdale, AZ 85251

Re:	Evaluation Summary
American Standard Energy
Corporation Interests
Total Proved Plus Probable Reserves
Certain Properties in North Dakota
As of December 31, 2012

Dear Mr. Feldhacker:

As requested, we are submitting our estimates of total proved plus probable reserves and forecasts of economics attributable to the American Standard Energy Corporation interests in certain properties located in North Dakota. The results of this evaluation are presented in the accompanying tabulations, with a composite summary presented below:

		Proved
		Developed	Proved	Total
		Producing	Undeveloped	Proved	Probable
Net Reserves
Oil	- MBBL	412.3	461.0	873.3	231.5
Gas	- MMCF	252.3	312.9	565.2	161.8
NGL	- MBBL	3.6	4.5	8.1	4.5
Revenue
Oil	- M$	35,003.3	39,088.4	74,091.7	19,542.0
Gas	- M$	1,284.4	1,697.5	2,981.9	791.6
NGL	- M$	138.6	169.9	308.5	178.7
Severance Taxes	- M$	4,048.4	4,523.8	8,572.2	2,262.1
Ad Valorem Taxes	- M$	0.0	0.0	0.0	0.0
Operating Expenses	- M$	9,009.3	7,717.7	16,727.1	4,285.9
Workover Expenses	- M$	0.0	0.0	0.0	0.0
3rd Party COPAS	- M$	0.0	0.0	0.0	0.0
Other Deductions	- M$	1,412.2	984.3	2,396.5	503.7
Investments	- M$	8.3	11,936.1	11,944.5	6,634.5
Net Operating Income (BFIT)	- M$	21,948.1	15,793.8	37,741.9	6,826.0
Discounted @ 10%	- M$	13,627.4	4,996.8	18,624.2	1,479.3

American Standard Energy Corporation Interests

April 18, 2013

The discounted cash flow value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc. (“CG&A”)

Presentation

This report is divided into five reserve category sections: Total Proved Plus Probable (“2P”), Total Proved (“TP”), Proved Developed Producing (“PDP”), Proved Undeveloped (“PUD”) and Probable (“PROB). Within the PDP, PUD and PROB category sections there are grand total Table I and Table II “oneline” summaries. The Table I presents composite reserve estimates and economic forecasts for the particular reserve category. The Table II “oneline” summary presents estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I. The data presented in each Table I is explained in page 1 of the Appendix. The methods employed in estimating reserves are described in page 2 of the Appendix. For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter.

Hydrocarbon Pricing

As requested for the SEC scenario, the base oil and gas prices calculated for December 31, 2012 were $94.71/bbl and $2.752/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices during 2012 and the base gas price is based upon Henry Hub spot prices during 2012. Prices were not escalated in the SEC scenario.

Expenses and Taxes

Lease operating expenses were forecast based upon 2011-2012 historical expenses for cases with complete historical data. Historical lease operating expense data for some cases was incomplete. Therefore, lease operating expenses for these cases were applied consistent with regional well costs. Expenses, costs and investments were held constant for the life of the properties. Severance tax values were determined by applying normal state severance tax rates.

Miscellaneous

An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have been included.

The proved reserve classifications used herein conform to the criteria of the Securities and Exchange Commission (“SEC”) as defined in pages 3 and 4 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date, except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation, and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

American Standard Energy Corporation Interests

April 18, 2013

The reserve estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. Ownership information was furnished by your office and were accepted as furnished. To some extent, information from public records was used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. We do not own an interest in the properties or American Standard Energy Corporation and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693